Exhibit 4.4

AMENDMENT TO THE

BROCADE COMMUNICATIONS SYSTEMS, INC.

AMENDED AND RESTATED INDUCEMENT AWARD PLAN

November 17, 2017

This Amendment (this “Amendment”) to the Brocade Communications Systems, Inc. Amended and Restated Inducement Award Plan, as amended (the “Plan”) is effective as of the date first set forth above, such amendment being approved by the Board of Directors of Broadcom Limited (the “Company”) pursuant to Section 20(a) of the Plan. The Plan is hereby amended as follows:

1.	The following will replace Section 2(k) of the Plan in its entirety:

“2(k) ‘Company’ means Broadcom Limited (Registration No. 201505572G), a limited company incorporated under the Republic of Singapore.”

2.	All references to “ordinary shares,” “shares,” “stock,” “common stock,” “shares of common stock” or other similar terms in the Plan shall refer to the ordinary shares of the Company.

3.	Except as provided in this Amendment, the Plan shall remain in full force and effect.

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